Genesis

Statement of Financial Condition

Genesis Global Trading, Inc.

(SEC ID No. 8-67055)

December 31, 2022

With Report of Independent Registered Public Accounting Firm

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SEC FILE NUMBER
8-67055

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Genesis Global Trading, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

250 Park Avenue South, 5th Floor
(No. and Street)

New York	NY	10003
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Alice Chan	646-415-4864	AChan@genesistrading.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

YSL & Associates LLC
(Name – if individual, state last, first, and middle name)

11 Broadway, Suite 700	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

06/06/2006	2699
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alice Chan, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Genesis Global Trading, Inc., as of December 31, 2 022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Natallia Minhina
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01MI6435858
Qualified in New York County
Commission Expires 07/05/2026

Signature: [signature]

Title: Alice Chan
Chief Financial Officer

Notary Public [signature] 3/13/2023

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Genesis Global Trading, Inc.
Table of Contents

YSL & Associates LLC

Certified Public Accountants | Member of Parker Russell International

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Genesis Global Trading, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Genesis Global Trading, Inc. (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as Genesis Global Trading, Inc's auditor since 2023.

New York, NY

March 15, 2023

Genesis Global Trading, Inc.
Statement of Financial Condition
December 31, 2022
(in thousands, except share and per share amounts)

Assets		
Cash	$	78,926
Restricted cash and cash segregated under federal and other regulations		2,505
Investments in digital currencies and trusts, at fair value		19,314
Receivables from clearing broker and counterparties		7,830
Receivables from related parties		12,837
Fixed assets, net		1,628
Deferred tax asset		7,722
Prepaid and other assets		3,360
Total assets	$	134,122
Liabilities and stockholder's equity		
Payables to related parties	$	21,172
Accounts payable and accrued expenses		24,698
Total liabilities	$	45,870
Commitments and contingencies (Note 11)		
Stockholder's equity:		
Common stock; $0.01 par value; 100,000 shares authorized, issued and outstanding	$	1
Additional paid-in capital		72,687
Retained earnings		15,564
Total stockholder's equity		88,252
Total liabilities and stockholder's equity	$	134,122

See notes to statement of financial condition.

1. Description of Business

Genesis Global Trading, Inc. (the "Company") was formed under the laws of the State of Delaware as an introducing broker-dealer, headquartered in New York and is registered with the Securities and Exchange Commission ("SEC"), is a licensee under the New York Department of Financial Services ("NYDFS") Virtual Currency Business Activity regime, commonly referred to as a BitLicense, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's activities include trading digital currencies on a proprietary basis. The Company is a wholly owned subsidiary of Digital Currency Group, Inc. (the "Parent").

2. Summary of Significant Accounting Policies

This statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable. Estimates, by their nature, are based on judgement and available information. As such, actual results could differ materially from these estimates included in this statement of financial condition.

Investments in Digital Currencies and Trusts

The Company accounts for digital currencies at fair value in accordance with Accounting Standards Codification ("ASC") 940, *Financial Services, Broker and Dealers* ("ASC 940"). Fair values of digital currencies are determined by which of the eligible markets is the Company's principal market under ASC 820, *Fair Value Measurement* ("ASC 820"). The Company determines its principal market annually to determine if (i) there have been recent changes to each market volume and level of activity in the trailing twelve months, (ii) if any markets have developed that the Company has access to, or (iii) if recent changes to each market's price stability have occurred that would materially impact the selection of the principal market and necessitate a change in the Company's determination of its principal market.

Investments in digital currency trusts with readily available pricing are carried at their fair value using quoted market prices. Investments without readily available pricing are carried at their fair value using net asset value as a practical expedient.

Investments in digital currencies and trusts are reflected in investments in digital currencies and trusts, at fair value on the statement of financial condition.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

The Company recognizes realized gains and losses from the trading of digital currencies and digital currency trusts on a trade date basis. The Company carries certain assets and liabilities at fair value. Refer to Notes 3 and 4 for more information regarding fair value measurement. Additionally, interest income on loans is recognized as earned based on the underlying contractual rate.

Cash

The Company maintains its cash balances at various financial institutions. At times, cash balances will exceed federally insured levels, however the Company does not believe there is significant credit risk with respect to these balances.

Restricted Cash and Cash Segregated Under Federal and Other Regulations

Pursuant to the exemptive provisions of sub-paragraph (k)(2)(i) of SEC Rule 15c3-3, the Company is permitted to hold customer funds received in connection with privately negotiated transactions. As of December 31, 2022, the Company held $5 of customer funds. The Company has $2,500 of restricted cash as required by the NYDFS BitLicense.

Receivables from and Payables to Related Parties

In the normal course of business, the Company enters into facilities to borrow digital currencies from its affiliates to facilitate settlement and support its trading operations. The Company also lends digital currencies and US dollars held in its own accounts.

The Company does not recognize its digital currency loans extended as sale transactions as defined by ASC 860, *Transfers of Financial Assets*, ("ASC 860") which requires that a determination be made as to whether a transferor has surrendered control over transferred financial assets. Upon the maturity of a digital currency loan, the Company expects to receive back the same amount and type of digital currency it originally extended as a loan.

As of December 31, 2022, the Company loaned selected digital currencies to borrowers at agreed upon rates. In addition, the Company can generally request the repayment of the loans with adequate time given to the borrowing entity.

There is no set term for the loans and the Company can prepay the loans without penalty. In addition, the lenders can generally demand the repayment of the loans at any time by providing between ten to twenty business days' notice.

2. Summary of Significant Accounting Policies (continued)

The Company records initial provision for a related party based on current conditions and collectability of the reported amount. The provision is based on management estimates, and the losses may vary from such estimates as more information becomes available or conditions change.

Receivables From Clearing Broker and Counterparties

Receivables from other third parties consist primarily of cash balances held at digital currency exchanges as well as funds receivable for unsettled trades of digital currencies as of December 31, 2022. For the purpose of computing the Company's net capital calculation in accordance with SEC Rule 15c3-1, the Company considers receivables from counterparties to be non-allowable assets. Receivables are recorded at their contractual amount, subject to an allowance for uncollectible amounts, if collection is not deemed probable. Management has determined that no allowance is required as of December 31, 2022.

Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation methods. The accounting standards establish a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

- Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation does not entail a significant degree of judgment.

- Level 2 – Valuations are based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

2. Summary of Significant Accounting Policies (continued)

The availability of valuation techniques and observable inputs can vary from investment to investment and is affected by a wide variety of factors including, the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined.

Because of the inherent uncertainty of valuation, estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for those categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fixed Assets, Net

Fixed assets are recorded at historical cost and depreciated over their estimated economic useful lives, generally three to five years, using the straight line method. Fixed assets consisted of leasehold improvements, computer and communication equipment, and software, including software development costs.

Income Taxes

The Company is included in the consolidated federal income tax return, as well as various combined state and local income tax returns with its Parent.

The Company recognizes deferred income tax assets and liabilities for the expected future tax consequences of events on the statement of financial condition in accordance with ASC 740, "Income Taxes". Under this accounting standard, deferred income tax assets and liabilities are based on the differences between book value of assets and liabilities on the statement of financial condition and tax bases of assets and liabilities, by applying the enacted statutory tax rates in effect for the years when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that, in the opinion of Management, is "more-likely-than-not" to be realized.

Under ASC 740-10-25, guidance on accounting for uncertainty in income tax positions describes how uncertain tax positions should be recognized, measured, presented and disclosed in the

2. Summary of Significant Accounting Policies (continued)

statement of financial condition. The guidance requires the Company to determine whether a tax position is "more-likely-than-not" to be sustained upon examination, including resolution of any related appeals or litigation process, based on the technical merits of the position. For tax positions meeting the "more-likely-than-not-threshold", the tax benefit recognized in the statement of financial condition is the largest benefit that has a greater than fifty percent likelihood of being realized upon settlement with the relevant taxing authorities.

The Company's policy is to accrue interest and penalties associated with unrecognized tax benefits, if applicable, in accounts payable and accrued expenses, in the statement of financial condition.

Recent Accounting Developments

Accounting for Obligations to Safeguard Crypto Assets an Entity Holds for Platform Users - Staff Accounting Bulletin No. 121 ("SAB 121"). In March 2022, the SEC issued SAB 121. SAB 121 adds interpretive guidance requiring an entity to recognize a liability on its balance sheet to reflect the obligations to safeguard the crypto assets held for its platform users, along with a corresponding asset and to assess the technological, legal and regulatory risks and uncertainties associated with these arrangements. The Company adopted this guidance in June 2022 under a modified retrospective approach and adoption did not have a material impact on the Company's statement of financial condition.

3. Fair Value

The Company's assets and liabilities recorded at fair value consist of investments in digital currencies and trusts.

The carrying amounts reflected in the statement of financial condition for cash, restricted cash and cash segregated under federal and other regulations, receivables from clearing broker and counterparties, receivables from related parties, prepaid and other assets, payables to related parties, and accounts payable and accrued expenses approximate fair value due to their short-term nature.

3. Fair Value (continued)

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2022:

	Quoted Prices in Active Markets Identical Assets (Level 1)		Significant Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Net Asset Value		Balance as of December 31, 2022
Assets									
Investments in digital currencies, at fair value	$	17,704	$	1,198	$	—	$	—	$ 18,902
Investments in digital currency trusts, at fair value		302		—		—		110	412
	$	18,006	$	1,198	$	—	$	110	$ 19,314

4. Fixed Assets, net

Fixed assets, net consisted of the following;

	December 31, 2022
Leasehold improvements and other fixed assets	$ 239
Computer and communication equipment	2,760
Software, including software development costs	42
	3,041
Less: accumulated depreciation and amortization	1,413
Fixed Assets, net	$ 1,628

5. Digital Currency Activities

As of December 31, 2022, the Company held the following digital currencies which are included in the investments in digital currencies on the statement of financial condition:

As of December 31, 2022		
Digital Currency	**Principal Market**	**Fair Value**
USDC	CoinbasePro	$ 14,386
BTC	CoinbasePro	3,318

For the purposes of computing net capital with the Uniform Net Capital Rule 15c3-1, the Company treats investments in digital currencies as non-allowable assets.

6. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250 or two percent of aggregate debit balances arising from customer transactions, as defined. This rule also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital would be less than five percent of aggregate debits. At December 31, 2022, the Company had net capital of $33,032 which was $32,782 in excess of its minimum requirement of $250.

The Company claims exemptions from SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i) and (k)(2)(ii). Pursuant to the exemptive provisions of sub-paragraph (k)(2)(i), the Company is permitted to hold customer funds received in connection with privately negotiated securities transactions. The Company maintains a "Special Account for the Exclusive Benefit of Customers of Genesis Global Trading, Inc." for such customer funds received.

The Company also claims exemptions from the provisions of sub-paragraph (k)(2)(ii) as an introducing broker or dealer that carries no customer accounts, promptly transmits any customer funds and securities to the clearing broker or dealer, and does not otherwise hold funds or securities of customers. Cash held as collateral is not restricted or deemed to be customer assets.

7. Income Taxes

Temporary differences accumulate in deferred income tax balances and are recorded as deferred tax assets and deferred tax liabilities. At December 31, 2022, the components of deferred tax assets and liabilities were as follows:

Deferred tax assets		
Net operating loss ("NOL") carryforwards	$	16,980
Bad debt		1,201
Compensation and benefits		1,489
Other		72
Valuation allowance		—
		19,742
Deferred tax liabilities		
Unrealized gains	$	(10,380)
Depreciation and amortization		(383)
Other		(1,257)
		(12,020)
Net deferred tax assets	$	7,722

7. Income Taxes (continued)

The Company currently has NOL carryforwards of $70,860. Deferred tax assets which are primarily NOL's at December 31, 2022, were not reduced by a valuation allowance due to the Company's determination that, based on the weight of available evidence, it is "more-likely-than-not" that the Company will utilize all of its deferred tax assets in the future.

ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's statement of financial condition and prescribes a recognition threshold of "more-likely-than-not" to be sustained upon examination. The Company has not identified any uncertain tax positions that warrant tax reserves based on the "more-likely-than-not threshold".

The Company does not expect its unrecognized tax positions to significantly change in the next 12 months.

The Parent is subject to U.S. federal income tax and state and local income tax in multiple jurisdictions. As of December 31, 2022, the earliest year the Parent remains subject to examination by the Internal Revenue Service is for tax year December 31, 2019. The earliest year the Parent remains subject to examination by state and local tax authorities is December 31, 2016. The combined New York State return is currently under audit for tax years ending December 31, 2018, to December 31, 2020. The combined New York City return is currently under audit for tax years ending December 31, 2018, to December 31, 2020. The combined Washington state return is currently under audit for tax years ending December 31, 2016, to December 31, 2021.

8. Off Balance Sheet Risk and Concentrations of Operational Risk

Certain of the Company's customers' securities transactions are introduced on a fully-disclosed basis to its clearing broker. The clearing broker carries all such customer accounts and is responsible for execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off balance sheet risk, wherein the clearing broker may charge the Company for any losses it incurs in the event that customers may be unable to fulfill their contractual commitments and margin requirements are not sufficient to fully cover losses.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right.

The Company has the right to pursue collection or performance from the customers who do not perform under their contractual obligations. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and ensure that customer transactions are executed properly by the clearing broker. The receivable from clearing broker includes a $250 deposit that the Company is required to maintain with its clearing broker.

9. Related-Party Transactions

The Company considers Digital Currency Group, Inc. and its subsidiaries as well as their employees as related parties.

Pursuant to stock incentive plans of the Parent, share-based payment awards are periodically granted as compensation to employees of the Parent. A portion of the costs associated with these awards is allocated to the Company in accordance with a service agreement with the Parent. The Parent accounts for certain awards under liability accounting which requires those awards to be remeasured at fair value at each reporting period until settlement. The unit price of those awards decreased approximately 80% as of the year ended December 31, 2022.

The Company participated in its Parent's savings plan that qualified under Section 401(k) of the Internal Revenue Code, and matched a portion of employee contributions.

The Company has received a $25,000 capital contribution from its Parent during the year ended December 31, 2022.

The Company has a payable to its Parent related to a tax sharing arrangement.

The Company has entered into a service agreement with the Parent whereby the Parent provides certain services to the Company and the utilization of certain assets.

In relation to the Company's lending activities, the Company records digital currency loans from affiliate, net, totaling $164 on the statement of financial condition. These loans carry an interest rate of up to 4%.

From time to time, the Company's employees purchase and sell digital currencies from and to the Company.

On October 3, 2022, the Company and Grayscale agreed to terminate the participant agreement. As a result, the Company is no longer acting as an authorized participant for trusts and funds sponsored by Grayscale.

The Company allocated 59% of employee compensation and benefits during the year ended December 31, 2022 to affiliates. The unpaid balance is included in receivables from related parties on the statement of financial condition.

The Company's trading activities and operating expenses are recorded in receivables from related parties of $12,837. The Company's allowance on a related party receivable was $4,989 Payables to related parties are related to trading and income tax liability totaling $21,172.

On November 22, 2022, the Company sold BTC and ETC to an affiliate, totaling $46,922, at fair market value.

(In thousands)

9. Related-Party Transactions (continued)

As of December 31, 2022, the Company held investments in trust shares as follows:

Name		Fair Value of Trust Assets	Genesis Shares
Grayscale Bitcoin Trust	$	30	3,485
Grayscale Ethereum Trust	$	181	37,917
Other Grayscale Trusts	$	201	91,289

10. Concentrations

The following table presents information about the Company's concentration of activities with counterparties in excess of 10% of each statement of financial condition caption as of and for the year ended December 31, 2022:

Counterparty	Receivables from Related Parties	Payables to Related Parties	Receivables from Clearing Broker and Counterparties
A	—	61%	—
B	50%	—	—
C	—	—	40%
D	—	38%	—
E	29%	—	—
F	—	—	28%
G	19%	—	—
H	—	—	10%

11. Commitments and Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representation and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company expects risk of loss to be remote.

From time to time, the Company is involved in litigation, claims and arbitrations. The Company is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Company's business. Any such actions may result in regulatory, civil or criminal judgments, settlements, fines, penalties, injunctions, enhanced oversight, remediation, or other relief. Management

11. Commitments and Contingencies (continued)

believes that based on currently available information, any such pending matters will not have a material adverse effect on the Company's statement of financial condition.

Pursuant to the Company's service agreement with the Parent, the Company has no contractual obligations for expenses incurred by the Parent. However, the Parent does have a lease obligation of which a certain portion is allocated to the Company.

12. Guarantees

ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying transaction (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

13. Reduction in Force

On August 17, 2022, the Company completed a reduction in the Company's workforce. The reduction in workforce plan is intended to reduce the Company's operating costs in connection with the implementation of the Company's strategic initiatives.

14. Subsequent Events

The Company announced another plan to reduce expense through a reduction in the Company's workforce, and implemented in January 2023.

The Parent entered into a non-binding term-sheet on February 10, 2023, in which it would contribute the Company to Genesis Global Holdco, LLC as part of the restructuring deal.

14. Subsequent Events (continued)

The Department of the U.S. Treasury announced a systemic risk exception for various financial institutions in March 2023. Actions were taken by the U.S. government to mitigate the effects. The U.S. banking system remains resilient and on a solid foundation, in large part due to reforms that were made after the financial crisis that ensured better safeguards for the banking industry. The Company does not believe this could have a material impact on its statement of financial condition.

The Company has evaluated subsequent events through the date the statement of financial condition were issued. There have been no additional material subsequent events that would require recognition in the statement of financial condition or disclosure in the notes to the statement of financial condition.